This pricing supplement, which is not complete, relates to an automatically effective Registration Statement under the Securities Act of 1933, as amended. We may not sell the notes until we deliver a final pricing supplement. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any jurisdiction where such an offer would not be permitted.

Subject to completion, dated November 04, 2024

Prudential Financial InterNotes®, Due Six Months or More from Date of Issue

Filed under Rule 424(b)(2), Registration Statement No. 333-277590

Preliminary Pricing Supplement No. 7 - Dated Monday, November 4, 2024. To Prospectus Dated March 1, 2024 and Prospectus Supplement dated August 5, 2024

Investors should read this pricing supplement in conjunction with the Prospectus and Prospectus Supplement.

CUSIP Number	Aggregate Principal Amount	Selling Price	Gross Concession	Net Proceeds	Interest Type	Interest Rate	Payment Frequency	Maturity Date	1st Interest Payment Date	1st Interest Payment Amount	Survivor’s Option*	Product Ranking
74432BAJ7	[]	100.000%	0.825%	[]	Fixed	4.450%	Semi-Annual	11/15/2027	05/15/2025	$22.25	Yes	Senior Unsecured Notes

We will pay you interest on the notes on a Semi-Annual basis on May 15th and Nov 15th. The first such payment will be made on May 15, 2025. The interest rate per annum and stated maturity date are set out above.

The regular record dates for your notes are each business day preceding each date on which interest is paid.

Any notes sold by the selling agents to securities dealers, or by securities dealers to certain other brokers or dealers, may be sold at a discount from the initial selling price up to 0.3000% of the principal amount.

Redemption Information: Non-Callable

Purchasing Agent: InspereX LLC Agents: BofA Securities, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Offering Date: Monday, November 4, 2024 through Tuesday, November 12, 2024	Prudential Financial, Inc.
Trade Date: Tuesday, November 12, 2024 @ 12:00 PM ET	Prudential Financial Internotes®
Settle Date: Friday, November 15, 2024	Prospectus Dated March 1, 2024 and
Minimum Denomination/Increments: $1,000.00/$1,000.00	Prospectus Supplement Dated August 5, 2024
Initial trades settle flat and clear SDFS: DTC Book-Entry only
DTC Number 0235 via RBC Dain Rauscher Inc.

If the maturity date, redemption date or an interest payment date for any note is not a business day (as that term is defined in the prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date, redemption date or interest payment date (following unadjusted business day convention).

* The survivor’s option feature of your note is subject to important limitations, restrictions and procedural requirements further described on page S-52 of your prospectus supplement.

The Bank of New York will act as trustee for the Notes. Citibank, N.A., will act as paying agent, registrar and transfer agent for the Notes and will administer any survivor’s options with respect thereto.

InterNotes® is a registered trademark of InspereX Holdings LLC. All Rights Reserved.